Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES–OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Theratechnologies Inc. (the “Corporation”) for the fiscal year ended November 30, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Philippe Dubuc, Senior Vice President and Chief Financial Officer of the Corporation certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: February 28, 2023

/s/ Philippe Dubuc
Name: Philippe Dubuc

Title: Senior Vice President and Chief Financial Officer